

Mail Stop 4561

October 13, 2015

Richard K. Coleman, Jr.
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway #150
Austin, TX 78759

> **Re:**   **Crossroads Systems, Inc.**
> **Post-Effective Amendment No. 3 to Form S-3**
> **Filed October 5, 2015**
> **File No. 333-172792**
> **Post-Effective Amendment No. 3 to Form S-3**
> **Filed October 5, 2015**
> **File No. 333-188549**

Dear Mr. Coleman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether any offers or sales have been made under the registration statement after February 28, 2015. If such offers or sales were made, please provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

2.   We note that you have filed a combined prospectus under both registration statement file numbers (file nos. 333-172792 and 333-188549). Please withdraw the post-effective amendment with a file number of 333-172792. In this regard, Securities Act Rule 429(a) calls for the filing of a combined prospectus in the latest registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jason D. Cabico, Esq.
        Olshan Frome Wolosky LLP